Exhibit 99.1

NOVA Chemicals: Record Breaking Quarter Caps Record Breaking Year - Strength Continues

PITTSBURGH--(BUSINESS WIRE)--All financial information is in U.S. dollars unless otherwise indicated.

NOVA Chemicals Corporation (NOVA Chemicals) (NYSE:NCX)(TSX:NCX) reported net income of $126 million ($1.51 per share diluted) for the fourth quarter of 2007.

Fourth quarter net income compares to $97 million ($1.16 per share diluted) for the third quarter of 2007 and a net loss of $781 million ($9.46 loss per share) for the fourth quarter of 2006, which included a $772 million after-tax ($9.35 per share) non-cash restructuring charge related to the write-down of assets now in the INEOS NOVA Joint Venture.

NOVA Chemicals reported net income of $347 million ($4.16 per share diluted) for 2007 compared to a net loss of $703 million ($8.52 per share loss) for 2006.

Cash from operations for the quarter totaled $205 million which enabled the company to reduce net debt by $105 million.

“NOVA Chemicals just finished the best quarter and the best year in our history,” said Jeff Lipton, NOVA Chemicals’ CEO. “Based on our record breaking feedstock advantages, modernized and energy efficient plants, and unique new product portfolio, we expect an ongoing step-up of performance in the high oil price environment we foresee for many years to come.”

The Olefins/Polyolefins business unit reported record adjusted EBITDA of $308 million in the fourth quarter, up from $280 million in the third quarter primarily due to higher polyethylene sales volumes and a record Alberta Advantage of 27¢ per pound in the fourth quarter, up from 21¢ per pound in the third quarter.

Fourth quarter’s results included a number of non-operating charges and benefits. See page 4 for more details.

The expanded INEOS NOVA styrenics joint venture, which commenced operations on Oct. 1, 2007, took significant action to improve its business. See page 4 for more details.

Adjusted EBITDA from the Businesses ($U.S. millions)	Fourth Quarter 2007	Third Quarter 2007

Olefins/Polyolefins	$308	$280
Performance Styrenics	-	4
INEOS NOVA JV	(6)	(22)
Adjusted EBITDA from the Businesses	$302	$262

NOVA Chemicals will host a conference call today, Thursday, January 31, 2008 for investors and analysts at 11:30 a.m. EST (9:30 a.m. MST; 8:30 a.m. PST). Media are welcome to join this call in “listen-only” mode. The dial-in number for this call is (416) 406-6419. The replay number is (416) 695-5800 (Reservation No. 3230757). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol NCX)

NOVA Chemicals Highlights
(millions of U.S. dollars, except per share amounts and as noted)
These Highlights should be read in conjunction with NOVA Chemicals' other interim and annual financial statement disclosures, as well as its 2006 Annual Report.

	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Revenue	$1,795	$1,755	$1,635	$6,732	$6,519

Adjusted EBITDA (1)
Olefins/Polyolefins
Joffre Olefins	$188	$172	$132	$588	$587
Corunna Olefins	52	57	4	209	93
Polyethylene	64	60	(8)	196	141
Eliminations	4	(9)	8	(18)	(4)
Olefins/Polyolefins Total	308	280	136	975	817

Performance Styrenics (2)	-	4	(14)	(5)	(17)

INEOS NOVA Joint Venture (2)	(6)	(22)	(13)	17	(43)

Adjusted EBITDA from the Businesses (3)	302	262	109	987	757

Corporate (4)	(43)	(11)	(11)	(102)	(153)

Adjusted EBITDA (1)	$259	$251	$98	$885	$604

Operating income (loss) (5)	$114	$188	$(837)	$553	$(680)

Net income (loss)	$126	$97	$(781)	$347	$(703)

Earnings (loss) per common share
- basic	$1.52	$1.17	$(9.46)	$4.19	$(8.52)
- diluted	$1.51	$1.16	$(9.46)	$4.16	$(8.52)

Weighted-average common shares outstanding (millions) (6)
- basic	83	83	83	83	83
- diluted	83	84	83	84	83

(1) Net income (loss) before interest expense, income taxes, depreciation and amortization, other gains and losses and restructuring charges (see Supplemental Measures on page 16 and Note 8 on page 27).
(2) On Oct. 1, 2007, NOVA Chemicals and INEOS expanded their European joint venture to include NOVA Chemicals’ STYRENIX and INEOS’ North American styrenics businesses. As a result, NOVA Chemicals re-segmented its business and restated all prior periods accordingly. The 2007 annual INEOS NOVA Joint Venture’s results are comprised of the results from the first nine months of the former NOVA Chemicals’ STYRENIX business unit, which included NOVA Chemicals’ 50% interest in the NOVA Innovene European joint venture, and NAS® and ZYLAR® resins (formerly included in NOVA Chemicals’ Performance Styrenics business unit), as well as NOVA Chemicals’ 50% share of INEOS NOVA’s results, which included NOVA Chemicals’ 50% interest in the NOVA Innovene European joint venture, for the last three months of 2007. (See Note 8 on page 27.)
(3) Net income (loss) before interest expense, income taxes, depreciation and amortization, other gains and losses and restructuring charges from the Olefins/Polyolefins, Performance Styrenics and INEOS NOVA business units, which equals NOVA Chemicals’ adjusted EBITDA less Corporate (see Supplemental Measures on page 16).
(4) See table on page 10 for a description of all Corporate Items.
(5) See Supplemental Measures on page 16.
(6) Weighted-average number of common shares outstanding during the period used to calculate the earnings (loss) per share (see Note 7 on page 27).

NOVA Chemicals Supplemental Financial Data
(millions of U.S. dollars, except as noted)
This Supplemental Financial Data should be read in conjunction with NOVA Chemicals' other interim and annual financial statement disclosures, as well as its 2006 Annual Report.

	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Depreciation and amortization
Olefins/Polyolefins	$55	$48	$44	$191	$173
Performance Styrenics	6	7	3	25	12
INEOS NOVA Joint Venture	5	6	26	21	106
Corporate	3	2	2	9	8
	$69	$63	$75	$246	$299

Capital expenditures
Olefins/Polyolefins	$48	$23	$24	$116	$93
Performance Styrenics	-	6	13	10	81
INEOS NOVA Joint Venture	12	6	9	30	24
	$60	$35	$46	$156	$198

After-tax return (loss) on capital employed (1)	17.1%	14.7%	(89.6)%	14.0%	(16.2)%

Average capital employed (2)

NOVA Chemicals	$3,670	$3,526	$3,344	$3,336	$3,564
Olefins/Polyolefins	$2,900	$2,723	$2,358	$2,621	$2,414
Performance Styrenics	$323	$368	$231	$318	$208
INEOS NOVA Joint Venture	$518	$474	$904	$460	$1,103(3)

Funds from operations (4)	$149	$186	$60	$557	$311

Cash from (used in) operations	$205	$(15)	$100	$329	$350

Return (loss) on average common equity (5)	49.0%	44.5%	(286.1)%	43.2%	(55.6)%

(1) After-tax return on capital employed equals NOVA Chemicals’ net income (loss) plus after-tax interest expense (annualized) divided by average capital employed (see Supplemental Measures on page 16).
(2) Average capital employed equals cash expended on property, plant and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates (see Supplemental Measures on page 16).
(3) As of Dec. 31, 2006, the capital employed, including cash expended on plant, property and equipment (less accumulated depreciation and amortization and any asset write-downs) and working capital, and excluding assets under construction and investments, for STYRENIX was $392 million.
(4) See Supplemental Measures on page 16.
(5) Return on average common equity equals net income (loss) divided by average common equity.

INEOS NOVA Joint Venture

The expanded INEOS NOVA styrenics joint venture commenced operations on Oct. 1, 2007. Within the first two months of operation, INEOS NOVA announced the closure of the Montréal, Quebec, and Belpre, Ohio, polystyrene facilities with total annual production capacity of 340 million pounds. Also during the fourth quarter, INEOS NOVA obtained the exclusive rights to styrene production from Sterling Chemicals’ Texas City facility and nominated zero production in December 2007, which prompted Sterling to exercise its right to permanently shut down and decommission the styrene plant. The facility represents 11% of North American capacity. The polystyrene plant closures and the impact from the Sterling deal will contribute significantly to the joint venture’s $80 million annual synergy target.

Items Impacting Fourth Quarter Results

During the fourth quarter, various items affected NOVA Chemicals’ results which are not typical of normal operations. They include the following:

  $76 million before-tax ($46 million after-tax) restructuring charges almost entirely related to actions taken by the INEOS NOVA joint venture to permanently shut down the Montréal, Quebec, and Belpre, Ohio, polystyrene facilities and the write-off of the Sterling production rights agreement due to the nomination of zero production.
  $19 million before-tax ($13 million after-tax) gain related to the sale of the Chesapeake, Virginia facility, and sale of other land.
  $53 million income tax benefit related to a reduction in future federal income tax rates in Canada. The Canadian government enacted a 7% reduction in federal tax rates effective by the year 2012 to make Canada the lowest tax jurisdiction among the G7 countries.
  $13 million non-cash tax benefit associated with a Belgium tax issue from a prior year that was settled in NOVA Chemicals’ favor.

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights

(millions of U.S. dollars, except as noted)	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Revenue
Joffre Olefins (1)	$519	$448	$427	$1,803	$1,744
Corunna Olefins (1)	581	595	515	2,075	1,997
Polyethylene (1)	605	519	455	2,022	1,922
Eliminations	(418)	(356)	(348)	(1,367)	(1,382)
Total	$1,287	$1,206	$1,049	$4,533	$4,281

Adjusted EBITDA (2)
Joffre Olefins	$188	$172	$132	$588	$587
Corunna Olefins	52	57	4	209	93
Polyethylene	64	60	(8)	196	141
Eliminations (3)	4	(9)	8	(18)	(4)
Total	$308	$280	$136	$975	$817

Operating income (loss)
Joffre Olefins	$171	$157	$119	$531	$537
Corunna Olefins	34	41	(11)	144	36
Polyethylene	44	43	(24)	127	75
Eliminations (3)	4	(9)	8	(18)	(4)
Total	$253	$232	$92	$784	$644

Sales Volumes (millions of pounds) (4)
Polyethylene
Advanced SCLAIRTECHTM resins(5)	244	222	220	885	854
All other polyethylene resins	670	608	645	2,490	2,385
Total	914	830	865	3,375	3,239

(1) Before intersegment eliminations between the business units.
(2) Net income before interest expense, income taxes, depreciation and amortization, other gains and losses and restructuring charges (see Supplemental Measures on page 16).
(3) Represents intersegment profit eliminations.
(4) Third-party sales
(5) Polyethylene resins that are produced using Advanced SCLAIRTECH technology at the Joffre site, including SCLAIR® and SURPASS® resins.

Operating Highlights

Average Benchmark Prices (1)

(U.S. dollars per pound, unless otherwise noted)	Three Month Average			Annual Average
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Benchmark Principal Products:
Ethylene (2)	$0.60	$0.50	$0.45	$0.49	$0.48
Polyethylene – LLDPE butene liner (3)	$0.75	$0.67	$0.58	$0.65	$0.65
Polyethylene – weighted-average benchmark(4)	$0.77	$0.70	$0.61	$0.68	$0.67

Benchmark Raw Materials:
AECO natural gas (dollars per mmBTU) (5)	$6.26	$4.96	$6.07	$5.99	$5.75
NYMEX natural gas (dollars per mmBTU) (6)	$7.03	$6.13	$6.62	$6.92	$7.26
WTI crude oil (dollars per barrel) (7)	$90.68	$75.38	$60.21	$72.34	$66.21

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast (USGC) Net Transaction Price.
(3) Linear Low-Density Polyethylene (LLDPE) butene liner. Source: Townsend Polymer Services Information (TPSI).
(4) Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: Canadian Gas Price Reporter, weighted average daily spot gas price, values in millions of British Thermal Units (mmBTU).
(6) Source: New York Mercantile Exchange (NYMEX) Henry Hub 3-Day Average Close.
(7) Source: NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

Olefins/Polyolefins

The Olefins/Polyolefins business unit reported a record adjusted EBITDA of $308 million in the fourth quarter of 2007, up from $280 million in the third quarter. In the fourth quarter, sharply increasing feedstock costs for United States Gulf Coast (USGC) producers led to industry price increases for ethylene and polyethylene. These price increases expanded margins for NOVA Chemicals since the Company’s Alberta-based feedstock costs increased at a lower rate. Record polyethylene sales volumes also contributed to quarter-over-quarter adjusted EBITDA improvement.

Fourth quarter results were negatively impacted by approximately $22 million higher costs ($15 million after-tax) due to the appreciation of the Canadian dollar by $0.07 to 1.02 $Cdn./US. Most of NOVA Chemicals’ Canadian dollar-denominated costs are related to the Olefins/Polyolefins business unit’s results.

Joffre Olefins

Fourth Quarter 2007 Versus Third Quarter 2007

The Joffre Olefins segment reported adjusted EBITDA of $188 million in the fourth quarter up from $172 million in the third quarter of 2007. The improvement was primarily due to higher ethylene margins which outpaced increased operating costs.

Alberta ethane costs increased 21%, as natural gas prices rose in response to colder weather in North America. In comparison, USGC ethane prices were 28% higher than the third quarter. USGC ethane prices rose throughout the fourth quarter and reached record levels as ethane demand strengthened due to strong demand for ethylene and higher prices for competing feedstocks such as naphtha.

As a result, the Alberta Advantage averaged a record 27¢ per pound in the fourth quarter, up from 21¢ per pound in the third quarter and significantly higher than the 11¢ per pound 2006 annual average. The Alberta Advantage is about 27¢ per pound in January 2008. NOVA Chemicals uses ethylene produced at its Joffre, Alberta, facility to make approximately 65% of its polyethylene.

Fourth Quarter 2007 Versus Fourth Quarter 2006

The Joffre Olefins segment reported adjusted EBITDA of $188 million in the fourth quarter of 2007 up from $132 million in the fourth quarter of 2006. The improvement was primarily due to higher ethylene margins and sales volume compared to the same period last year. USGC ethane prices, which were 69% higher in the fourth quarter of 2007 compared to the fourth quarter of 2006, led to industry ethylene price increases. NOVA Chemicals’ margins expanded since its feedstock costs only increased by 3% compared to the fourth quarter 2006.

2007 Versus 2006

The Joffre Olefins segment reported adjusted EBITDA of $588 million in 2007 compared to $587 million in 2006. Higher ethylene sales volume more than offset higher operating costs. Year-over-year, natural gas costs were 3% higher, but due to offsetting price increases, margins remained flat. Ethylene sales volumes were 2% higher in 2007 due to stronger demand from both merchant ethylene customers and internal sales to the Polyethylene segment.

Joffre Olefins results in 2007 were at the same high level as 2006 due to the strength of the NOVA Chemicals' ethylene cash cost advantage in 2007. The Alberta Advantage expanded from 11¢ per pound in 2006 to 17¢ per pound in 2007. This expansion, which was due primarily to higher feedstock costs on the USGC, enabled NOVA Chemicals to maintain margins while industry margins declined.

Corunna Olefins

Fourth Quarter 2007 Versus Third Quarter 2007

The Corunna Olefins segment reported adjusted EBITDA of $52 million in the fourth quarter of 2007, compared to $57 million in the third quarter of 2007. The decline was primarily due to lower sales volumes and higher feedstock costs which offset higher ethylene and co-products pricing.

USGC ethylene prices averaged 60¢ per pound in the fourth quarter of 2007 compared to 50¢ per pound in the third quarter of 2007. Industry ethylene prices continued to rise in the fourth quarter due to strong ethylene operating rates, supply interruptions and higher feedstock costs incurred by USGC ethylene producers.

In the fourth quarter, Corunna co-product sales volumes were 21% lower than the third quarter due to the shift in the feedstock mix. The average co-product selling price was up 12% from last quarter, as higher industry crude oil costs drove up prices of energy co-products and chemical co-products such as propylene.

Corunna’s average feedstock costs were higher in the fourth quarter than the third quarter. While the average WTI crude oil price increased 20%, NOVA Chemicals’ average crude oil costs only increased 17% as a result of flow through of costs. Prices for other feedstocks such as propane, butane and condensate also rose with the price of crude oil.

Fourth Quarter 2007 Versus Fourth Quarter 2006

The Corunna Olefins segment reported adjusted EBITDA of $52 million in the fourth quarter of 2007, compared to $4 million in the same period one year ago. Results improved primarily due to higher margins. Selling prices for co-products, which were up 40%, outpaced the sharp increase in Corunna’s crude oil costs, which were up 28% compared to the same period one year ago.

2007 Versus 2006

The Corunna Olefins segment reported adjusted EBITDA of $209 million for 2007 compared to $93 million in 2006. The improvement was due primarily to higher ethylene sales volume, which increased by 9%, and higher average selling prices for co-products which were up 15% compared to 2006. Despite the sharp rise in industry crude oil costs in the second half of 2007, Corunna’s crude oil costs in 2007 were only 4% higher compared to 2006. Gains from NOVA Chemicals’ feedstock purchasing program minimized the year-over-year increase in feedstock costs.

Polyethylene

Fourth Quarter 2007 Versus Third Quarter 2007

The Polyethylene segment reported adjusted EBITDA of $64 million in the fourth quarter of 2007 compared to $60 million in the third quarter. The quarter-over-quarter improvement was largely due to higher sales volume which offset higher operating costs. Margins were relatively steady as price increases mostly offset higher feedstock costs.

The North American benchmark butene liner polyethylene price averaged 75¢ per pound in the fourth quarter, up 8¢ per pound from the third quarter. Continued strong export sales and steady domestic demand enabled producers, including NOVA Chemicals, to operate at high utilization rates and increase prices during the quarter.

NOVA Chemicals’ polyethylene sales volume of 914 million pounds in the fourth quarter was the highest in the Company’s history, exceeding the Company’s nameplate capacity. International sales volume represented approximately 23% of total sales, versus 17% in the third quarter. Continued strong international polyethylene pricing in the fourth quarter, driven by higher global production costs and robust demand, supported profitable export opportunities.

According to data reported by the American Chemistry Council, total sales and operating rates were 2% lower than the third quarter. However, NOVA Chemicals set a record for total sales of polyethylene for the fourth quarter and the full year 2007, driven mainly by export sales. NOVA Chemicals ended the fourth quarter with 18 days of polyethylene inventory, much lower than the industry average of 41 days.

Sales of polyethylene manufactured using Advanced SCLAIRTECH technology totaled 244 million pounds in the fourth quarter, the highest in Company history. For a third consecutive quarter, rated production and sales exceeded the plant's original annual 850 million pound nameplate capacity. In the fourth quarter, sales rates exceeded even the newly increased nameplate capacity of 900 million pounds per year. Margins expanded further this quarter in part due to continued market penetration of higher value products.

During the fourth quarter, NOVA Chemicals successfully implemented two polyethylene price increases: 4¢ per pound in October and 5¢ per pound in November. In January, NOVA Chemicals implemented a 3¢ per pound price increase and plans to implement an additional 3¢ per pound starting Feb. 1, 2008.

Fourth Quarter 2007 Versus Fourth Quarter 2006

The Polyethylene segment reported adjusted EBITDA of $64 million in the fourth quarter of 2007 compared to a loss of $8 million in the fourth quarter of 2006. The significant improvement was primarily due to higher polyethylene selling prices and sales volumes. The industry average butene liner polyethylene price was 75¢ per pound in the fourth quarter of 2007 compared to 58¢ per pound in same period one year ago. Low producer inventories, strong demand and high feedstock costs drove producers to implement a series of price increases in the fourth quarter of 2007.

2007 Versus 2006

The Polyethylene segment reported adjusted EBITDA of $196 million in 2007 compared to $141 million in 2006. The improvement was primarily due to lower feedstock costs and higher sales volumes. NOVA Chemicals sold 3,375 million pounds of polyethylene in 2007, up from 3,239 million pounds in 2006, as demand was stronger for both domestic and international sales.

NOVA Chemicals’ ability to implement announced price increases depends on many factors that may be beyond its control. See Forward-Looking Information on page 16.

PERFORMANCE STYRENICS BUSINESS UNIT

Financial Highlights

(millions of U.S. Dollars, except as noted)

	Three Months Ended(1)			Year Ended(1)
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Revenue	$107	$107	$95	$412	$385
Adjusted EBITDA (2)	$-	$4	$(14)	$(5)	$(17)
Operating Loss	$(6)	$(3)	$(17)	$(30)	$(29)

Sales Volumes (3) (millions of pounds)	99	108	104	417	415

(1) NOVA Chemicals contributed NAS and ZYLAR businesses from the Performance Styrenics segment to the INEOS NOVA joint venture. To ensure comparative results, all prior periods have been restated. See Note 8 on page 27 for further information.
(2) Net income (loss) before interest expense, income taxes, depreciation and amortization, other gains and losses and restructuring charges (see Supplemental Measures on page 16).
(3) Third-party sales.

Operating Highlights

Average Benchmark Raw Material Prices (1)

(U.S. dollars per pound)

	Three Month Average			Annual Average
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Styrene Monomer	$0.69	$0.68	$0.67	$0.68	$0.65

(1) Source: CMAI Contract Market

Review of Operations

Fourth Quarter 2007 Versus Third Quarter 2007

The Performance Styrenics segment reported break even adjusted EBITDA in the fourth quarter of 2007 compared to $4 million in the third quarter. The quarter-over-quarter decline was primarily due to seasonally slower sales of expandable polystyrene (EPS) and DYLARK® resins. Selling prices for EPS resin remained steady in the fourth quarter, despite lower demand.

ZYLAR and NAS resin assets that were formerly included in NOVA Chemicals’ Performance Styrenics segment were contributed to the expanded joint venture on Oct. 1, 2007. Accordingly, the results for ZYLAR and NAS resins are now included in the INEOS NOVA joint venture’s results. Prior period comparative amounts have been revised to reflect this change.

Fourth Quarter 2007 Versus Fourth Quarter 2006

The Performance Styrenics segment reported break even adjusted EBITDA in the fourth quarter of 2007 compared to an adjusted EBITDA loss of $14 million in the fourth quarter of 2006. The improvement is largely due to higher margins and lower operating costs. Price increases implemented in DYLARK resins and stronger EPS prices contributed to the improvement in results.

2007 Versus 2006

The Performance Styrenics segment reported an adjusted EBITDA loss of $5 million in 2007 compared to a loss of $17 million in 2006. The improvement is largely due to higher margins, higher EPS sales volume and lower operating costs. EPS sales volumes were 13% higher in 2007 compared to 2006, due to stronger domestic demand. Operating costs were lower in 2007 due to cost improvement activities that were undertaken in 2007.

INEOS NOVA Joint Venture

Financial Highlights (1)

(millions of U.S. Dollars, except as noted)

	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Revenue	$450	$537	$585	$2,092	$2,186
Adjusted EBITDA (1)	$(6)	$(22)	$(13)	$17	$(43)
Operating Loss	$(11)	$(28)	$(39)	$(4)	$(149)

Sales Volumes (2) (millions of pounds)	593	783	922	2,966	3,393

(1) On Oct. 1, 2007, NOVA Chemicals and INEOS expanded their European joint venture to include NOVA Chemicals’ STYRENIX and INEOS’ North American styrenics businesses. As a result, NOVA Chemicals re-segmented its business and restated all prior periods accordingly. The 2007 annual INEOS NOVA joint venture’s results are comprised of the results from the first nine months of the former NOVA Chemicals’ STYRENIX business unit, which included NOVA Chemicals’ 50% interest in the NOVA Innovene European joint venture, and NAS and ZYLAR resins (formerly included in NOVA Chemicals’ Performance Styrenics business unit), as well as NOVA Chemicals’ 50% share of INEOS NOVA’s results, which included NOVA Chemicals; 50% interest in the NOVA Innovene European joint venture, for the last three months of 2007. (See Note 8 on page 27.)
(2) Net income (loss) before interest expense, income taxes, depreciation and amortization, other gains and losses and restructuring charges (see Supplemental Measures on page 16).
(3) Third-party sales, including purchased volumes resold.

Operating Highlights

Average Benchmark Prices (1)

(U.S. dollars per pound, unless otherwise noted)

	Three Month Average			Annual Average
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Benchmark Principal Products:
Styrene Monomer (2)	$0.69	$0.68	$0.67	$0.68	$0.65
Solid Polystyrene (2)
North America	$1.00	$0.98	$0.95	$0.98	$0.89
Europe	$0.83	$0.82	$0.76	$0.81	$0.68

Benchmark Raw Materials:
Benzene (dollars per gallon) (2)	$3.44	$3.55	$3.64	$3.62	$3.26
Ethylene (3)	$0.60	$0.50	$0.45	$0.49	$0.48

(1) Average benchmark prices, based on CMAI data, do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market.
(3) Source: CMAI USGC Net Transaction Price.

Review of Operations

Fourth Quarter 2007 Versus Third Quarter 2007

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA loss of $6 million in the fourth quarter compared to a loss of $22 million in the third quarter. The quarter-over-quarter change was due primarily to lower flow through benzene feedstock costs that offset lower sales volumes.

North American styrene prices increased slightly in the fourth quarter, in response to sharply higher ethylene prices. Industry benzene costs declined 3% in the fourth quarter. In contrast, INEOS NOVA’s benzene costs decreased 9% due to its flow through costs, allowing margins to expand.

North American styrene and polystyrene sales volumes declined in the fourth quarter due to seasonally weaker domestic demand. In addition, there were fewer profitable styrene export opportunities in the fourth quarter due to weaker Asian prices.

In Europe, fourth quarter solid polystyrene demand was steady relative to the third quarter. As a result, lower feedstock costs resulted in slight margin expansion. EPS demand was lower due to typical seasonal slowness in the construction market and as customers reduced purchases to consume inventory. EPS margins were lower in the fourth quarter as a result.

Fourth Quarter 2007 Versus Fourth Quarter 2006

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA loss of $6 million in the fourth quarter compared to a loss of $13 million in the fourth quarter of 2006. The quarter-over-quarter improvement was due to reduced costs, as a result of restructuring actions which offset the impact of lower sales volumes for styrene and polystyrene.

2007 Versus 2006

NOVA Chemicals 50% share of INEOS NOVA provided adjusted EBITDA of $17 million in 2007, up significantly compared to a loss of $43 million in 2006. The year-over-year improvement was primarily due to restructuring activities taken in North America and Europe. Since the middle of 2006 the following cost-reduction actions were taken: closure of the Chesapeake, Virginia, Carrington, UK, and Berre, France, polystyrene sites, expiration of a long styrene monomer supply contract, and continued cost reductions in Europe.

INEOS NOVA is initially targeting $80 million per year of additional cost reductions and EBITDA improvements. The joint venture has announced a series of actions that will contribute to this synergy target (see page 4). The impact of these synergies will be realized starting in 2008.

CORPORATE

(millions of U.S. dollars)

	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 30 2006	Dec. 31 2007	Dec. 31 2006
Before-Tax Corporate Items:
Corporate operating costs(1)	$(27)	$(16)	$(23)	$(96)	$(127)
Stock-based compensation and profit sharing (2)	(6)	(6)	1	(36)	(14)
Mark-to-market feedstock derivatives (3)	(13)	9	9	21	(20)
Restructuring	(76)	-	(860)	(86)	(985)
Operating loss	$(122)	$(13)	$(873)	$(197)	$(1,146)

Add back:
Corporate depreciation	3	2	2	9	8
Restructuring	76	-	860	86	985
Adjusted EBITDA	(43)	(11)	(11)	(102)	(153)

(1) Beginning in the first quarter of 2007, NOVA Chemicals ceased the allocation of interest, taxes or corporate operating costs to the business segments. Prior period comparative amounts have been revised to reflect this change. Operating costs include corporate depreciation.
(2) NOVA Chemicals has two cash-settled, stock-based incentive compensation plans that are marked to market with changes in the value of the common stock price. In November 2005, NOVA Chemicals entered forward transactions that effectively neutralize the mark-to-market impact on the stock-based incentive compensation plans. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets.
(3) NOVA Chemicals is required to record on its balance sheet the market value of its open derivative positions which do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period. These mark-to-market adjustments are recorded as part of Corporate results until the positions are realized, in Feedstock and operating costs in the Statements of Income (Loss). Once realized, any income effects are recorded in business results, in Feedstock and operating costs in the Statements of Income (Loss).

Corporate Operating Costs

Corporate operating costs of $27 million in the fourth quarter of 2007 were $11 million higher than the third quarter of 2007 due to additional audit and consulting fees, IT costs and insurance costs totaling $7 million. In addition, the third quarter included a reversal of one-time employee retirement costs of $4 million. In the fourth quarter of 2007, NOVA Chemicals reversed $5 million in insurance accruals related to sEnergy and OIL due to positive claims development within the mutuals. In the third quarter of 2006, NOVA Chemicals accrued $19 million ($13 million after-tax) related to its share of estimated incremental costs in the insurance mutuals.

Stock-based Compensation and Profit Sharing

In the fourth quarter of 2007, stock-based compensation costs were $6 million the same as the third quarter of 2007. Stock-based compensation costs in 2007 were $22 million higher than 2006 primarily due to a $10 million charge recorded in the first quarter of 2007 related to the acceleration of stock-based compensation expenses for retirement eligible employees. See the last paragraph of Note 1 on page 24 for more details. The remaining $12 million relates to an increase in the profit sharing accrual in 2007.

Mark-to-Market Feedstock Derivatives

During 2007, the value of outstanding feedstock derivative positions, which were initiated as part of Corunna’s feedstock purchasing program, appreciated by $21 million ($13 million after-tax). In the fourth quarter, the mark-to-market position value fell by $13 million ($9 million after-tax). In both the third quarter of 2007 and the fourth quarter of 2006, NOVA Chemicals experienced a gain of $9 million ($6 million after-tax) on the feedstock derivative positions.

Restructuring

Refer to Note 3 on page 25 for details related to restructuring charges for 2007 and all prior periods presented.

Capitalization

(millions of U.S. dollars, except as noted)

	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006

Current debt (1) (2)	$257	$242	$198
Less: Restricted cash and other assets (3)	(4)	(4)	(7)
Net current debt (4)	253	238	191
Long-term debt (2) (3)	1,540	1,663	1,582
Less: cash and cash equivalents	(118)	(121)	(53)

Total debt, net of cash, cash equivalents, and restricted cash and other assets	1,675	1,780	1,720

Total shareholders’ equity (5) (6) (7) (8)	1,101	961	546

Total capitalization (9)	$2,776	$2,741	$2,266

Net debt to total capitalization (10)	60.3%	64.9%	75.9%

(1) Current debt includes the equity notional amount of $126 million of the preferred shares of a NOVA Chemicals’ subsidiary due Oct. 31, 2008. Current debt also includes the current debt related to the Joffre co-generation facility joint venture, the current portion of the Corunna compressor capital lease, the secured revolver and bank loans.
(2) Maturity dates for NOVA Chemicals’ current and long-term debt range from October 2008 to August 2028.
(3) As a result of adopting new Canadian GAAP pronouncements under CICA Section 3855 on Jan. 1, 2007, long-term debt is required to be initially measured at fair value and subsequently measured at amortized cost. As a result, $7 million of deferred debt discount and issuance costs that were reported in Restricted cash and other assets prior to Jan. 1, 2007, on the Consolidated Balance Sheets were reclassified in the first quarter, on a prospective basis, and are now reported as a reduction of the respective debt obligations.
(4) Net current debt equals current debt less restricted cash and other assets (see Supplemental Measures on page 16).
(5) Common shares outstanding on Jan. 25, 2008 were 83,054,628.
(6) A total of 4,054,167 stock options to purchase common shares of NOVA Chemicals were outstanding to officers and employees on Jan. 25, 2008, and 4,054,567 were outstanding on Dec. 31, 2007. A total of 3,130,529 common shares were reserved but unallocated at Dec. 31, 2007. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(7) A total of 47,800 shares were reserved for the Directors’ Share Compensation Plan.
(8) In April 2005, NOVA Chemicals’ shareholders reconfirmed a shareholder rights plan expiring May 2009 where one right was issued for each outstanding common share.
(9) Total capitalization includes shareholders’ equity and total debt, net of cash, cash equivalents, and restricted cash and other assets (see Supplemental Measures on page 16).
(10) Net debt to total capitalization is equal to total debt, net of cash, cash equivalents, and restricted cash and other assets, divided by total common shareholders’ equity plus net debt (see Capitalization table above and Supplemental Measures on page 16).

Senior Debt Ratings (1)

Senior Unsecured Debt
DBRS	BB (negative)
Fitch Ratings	BB- (stable)
Moody’s	Ba3 (negative)
Standard & Poor’s	B+ (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Funds Flow and Changes in Cash and Debt

(millions of U.S. dollars)

The following table shows major sources and uses of cash.

	Three Months Ended			Year Ended
	Dec. 31, 2007	Sep. 30, 2007 (1)	Dec. 31, 2006 (1)	Dec. 31, 2007	Dec. 31, 2006 (1)
Operating income (loss) (2)	$114	$188	$(837)	$553	$(680)
Depreciation and amortization	69	63	75	246	299
Restructuring charges	76	-	860	86	985
Adjusted EBITDA (1)	259	251	98	885	604
Interest expense (net)	(45)	(47)	(43)	(175)	(168)
Restructuring charges	(15)	-	-	(25)	(78)
Unrealized loss (gain) on derivatives	13	(9)	(9)	(21)	20
Stock option expense	-	2	-	2	8
Current tax (expense) recovery	(63)	(11)	14	(109)	(75)
Funds from operations	149	186	60	557	311
Operating working capital decrease (increase) and other	56	(201)	40	(228)	39
Cash flow from (used in) operating activities	205	(15)	100	329	350
Capital expenditures (net of proceeds on sale of assets)	(56)	(34)	(45)	(150)	(195)
Acquisition of production rights	(30)	-	-	(30)	-
Turnaround costs	(3)	(9)	(10)	(42)	(48)
Dividends paid	(8)	(8)	(7)	(31)	(29)
Change in accounting policy for financial instruments (see Note 1)	-	-	-	13	-
Foreign exchange on long-term debt and other	(3)	(14)	14	(41)	3
Total change in cash and debt	$105	$(80)	$52	$48	$81

(Decrease) increase in cash and cash equivalents	$(3)	$12	$(57)	$65	$(113)
Decrease (increase) in debt(3)	108	(92)	109	(17)	194
Total change in cash and cash equivalents and debt	$105	$(80)	$52	$48	$81
(1) Restated – see Note 1.
(2) See Consolidated Statements of Net Income (Loss) on page 17 and Supplemental Measures on page 16.
(3) Includes foreign exchange changes and excludes reduction in carrying amount resulting from the application of new Canadian GAAP pronouncements (see Note 1 to the Consolidated Financial Statements).

The $40 million improvement in adjusted EBITDA from the business was partially reduced by a decline in the mark-to-market value of open feedstock positions.

Cash flow from operating activities was $205 million in the fourth quarter compared to $15 million cash flow used in operating activities in the third quarter of 2007. This $220 million improvement was due to quarter-over-quarter changes in working capital. The decrease in working capital (of net corporate items) was due to increases in accounts receivable and inventories (as a result of price movements) being offset by higher payables. Payables were higher than last quarter due primarily to the sharp increase in crude oil, which neared the $100 per barrel level in December. In the fourth quarter, the INEOS NOVA joint venture purchased the exclusive production rights to the Sterling Texas facility for $60 million. NOVA Chemicals’ share of that purchase was $30 million.

During the fourth quarter, NOVA Chemicals invested $56 million in capital primarily related to budgeted sustaining capital projects. For 2007, the Company spent $150 million on capital and $42 million on turnarounds which was in line with its budget. In January, 2008 NOVA Chemicals announced an additional $80 million in modernization and expansion projects that will span 2008 and 2009. As a result, the capital program is estimated to be approximately $220 million in 2008.

As a result of this total positive cash flow, the Company was able to pay down debt by $108 million during the quarter.

NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental Measures on page 16. CFCT was flat quarter-over-quarter.

Financing

NOVA Chemicals has four revolving credit facilities aggregating $590 million. The amounts and expiration dates of these facilities are as follows:

  $100 million on Mar. 31, 2008
  $ 65 million on Mar. 20, 2010
  $325 million on June 30, 2010
  $100 million on Mar. 20, 2011

During the fourth quarter, the $100 million facility that was originally due to expire Dec. 31, 2007, was extended to Mar. 31, 2008. As of Dec. 31, 2007, NOVA Chemicals had utilized $156 million of the facilities (of which $50 million was in the form of letters of credit).

The $100 million facility expiring on Mar. 31, 2008 and the $325 million facility are governed by financial covenants. As a result of NOVA Chemicals amendment to its financial covenants governing these credit facilities, the debt-to-capitalization ratio financial covenant was raised from 55% to 60%. These amendments are in effect for the period Dec. 31, 2006 to Mar. 30, 2008. Using the covenant methodology in the relevant revolving credit facilities, the debt-to-capitalization ratio was 48% at Dec. 31, 2007. NOVA Chemicals continues to comply with all financial covenants under the applicable facilities. The $100 million facility expiring on Mar. 20, 2011 and the $65 million facility have no financial covenants associated with them.

NOVA Chemicals also has $350 million in accounts receivable securitization programs that expire on June 30, 2010. The balances as of Dec. 31, 2007 and Sep. 30, 2007 were $264 million and $291 million, respectively.

INEOS NOVA has a €120 million accounts receivable securitization program that expires in November 2011. As of Dec. 31, 2007 and Sep. 30, 2007, NOVA Chemicals’ 50% share, €37 million and €36 million, respectively, was sold under the accounts receivable securitization program.

Feedstock Derivative Positions

NOVA Chemicals maintains a derivatives program to manage risk associated with its feedstock purchases. In the fourth quarter of 2007, NOVA Chemicals recorded a net after-tax gain of $6 million on realized positions compared to a net after-tax loss of $3 million in the third quarter. In 2007, NOVA Chemicals recorded a net after-tax gain of $25 million on realized positions compared to a net after-tax gain of $10 million in 2006.

Mark-to-market adjustments, related to the change in the value of open feedstock positions, are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See page 10 for more details.

FIFO Impact

NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. In the past, we have provided an estimate of the FIFO/LIFO impact to help analysts and investors compare our results to our last-in, first-out (LIFO)-based peers. Due to industry consolidation, our remaining closest publicly traded North American peers also use FIFO. As such, we are no longer estimating the FIFO/LIFO impact.

NOVA Chemicals’ share price on the New York Stock Exchange (NYSE) fell to $32.40 at Dec. 31, 2007, from $38.60 at Sep. 30, 2007. NOVA Chemicals’ share value decreased 16% for the quarter ending Dec. 31, 2007 on the NYSE and 17% on the Toronto Stock Exchange (TSX). Peer chemical companies’ share values decreased 12% on average and the S&P Chemicals Index increased 3%. The S&P/TSX Composite Index was down 2% and the S&P 500 was down 4% in the fourth quarter of 2007 compared to the third quarter of 2007. As of Jan. 30, 2008, NOVA Chemicals’ share price was $27.02, down 17% from Dec. 31, 2007. The S&P Chemicals Index was down 4% during the same period.

In the fourth quarter, approximately 44% of trading in NOVA Chemicals’ shares took place on the TSX and 56% of trading took place on the NYSE and other U.S. markets.

Fourth Quarter Trading Volumes	Millions of Shares	% of Float	% of Trading
Toronto Stock Exchange	34.2	41%	44%
Consolidated U.S. Trading Volumes	44.1	53%	56%
Total	78.3	94%	100%
INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com

Contact Information Phone: (403) 750-3600 (Canada) or (412) 490-4000 (United States) Internet: www.novachemicals.com E-Mail: invest@novachem.com	Transfer Agent and Registrar CIBC Mellon Trust Company 600 The Dome Tower, 333 Seventh Avenue S.W. Calgary, Alberta, Canada T2P 2Z1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W.,	Phone:	(403) 232-2400 / 1-800-387-0825
P.O. Box 2518	Fax:	(403) 264-2100
Calgary, Alberta, Canada T2P 5C6	Internet:	www.cibcmellon.com

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com	Share Information NOVA Chemicals’ trading symbol on the New York and Toronto Stock Exchanges is NCX.

We file additional information relating to NOVA Chemicals, including our Annual Information Form, with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml

Advanced SCLAIRTECHTM is a trademark of NOVA Chemicals.

DYLARK® is a registered trademark of NOVA Chemicals Inc.

NAS® and ZYLAR® are registered trademarks of INEOS NOVA.

SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorissée.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

CHANGES IN NET INCOME (LOSS)

(millions of U.S. dollars)

	Q4 2007 Compared to		2007 Compared with 2006
	Q3 2007	Q4 2006
Higher operating margin (1)	$36	$177	$278
Lower research and development	-	-	1
(Higher) lower selling, general and administrative	(28)	(16)	2
(Higher) lower restructuring charges	(76)	784	899
(Higher) lower depreciation and amortization	(6)	6	53
Lower (higher) interest expense	2	(2)	(7)
Higher gains and losses	18	19	19
Lower (higher) income tax expense	83	(61)	(195)
Increase in net income	$29	$907	$1,050

(1) Operating margin equals revenue less feedstock and operating costs.

Operating margins in the fourth quarter of 2007 were $36 million higher than third quarter primarily due to margin expansion in ethylene and polyethylene.

Selling, general and administrative (SG&A) costs in the fourth quarter of 2007 were $28 million and $16 million higher than the third quarter of 2007 and the fourth quarter of 2006, respectively, and the SG&A costs in 2007 were $2 million lower than 2006. The quarter-over-quarter increase in SG&A was related to additional spending on IT, consulting and audit fees, as well as prior quarter’s costs being reduced for pension and post-retirement benefit reductions.

Refer to Note 3 on page 25 for details related to the restructuring charges.

Depreciation and amortization in the fourth quarter of 2007 was $6 million higher than the third quarter of 2007 primarily due to the completion of a turnaround at Joffre’s second ethylene plant in June 2007 and foreign currency impacts. Depreciation and amortization in the fourth quarter of 2007 and the full year 2007 was $6 million and $53 million lower than the comparable periods in 2006 as a result of writing down certain assets that are now in the INEOS NOVA joint venture in late 2006 in connection with NOVA Chemicals’ restructuring actions.

Interest expense in the fourth quarter of 2007 was $2 million lower than the third quarter of 2007 due to reductions in revolving credit facilities during the quarter. The increase in interest expense of $2 million from the fourth quarter of 2006 and $7 million year-over-year relates to the increase in the use of the revolving credit facilities and the increase in the LIBOR rate over that time frame.

Higher gains in the fourth quarter of 2007 related to the before-tax gain of $19 million on the sale of the Chesapeake, Virginia and other incidental land.

The decrease in income tax expense in the fourth quarter of 2007 compared to the third quarter of 2007 relates to the Canadian federal tax rate reduction of $53 million, $24 million tax recovery on restructuring charges recorded in the fourth quarter and $13 million reversal of tax reserves related to a Belgium tax case.

Supplemental Measures

In addition to providing measures in accordance with Canadian Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental measures as follows:

  Adjusted EBITDA – This measure, defined on page 2, is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations.
  Adjusted EBITDA from the Businesses – This measure, defined on page 2, highlights the ongoing performance of the business units without considering one-time charges, events or other items which are not driven by the business units.
  After-tax return on capital employed – defined on page 3.
  Average capital employed – defined on page 3.
  Cash Flow Cycle Time - This measures working capital from operations (excluding the joint venture) in terms of the number of day’s sales, calculated as working capital from operations divided by average daily sales. This metric helps to determine which portion of changes in working capital results from factors other than price movements. See page 12.
  Funds from operations – See Funds Flow and Changes in Cash and Debt on page 12 for a reconciliation to operating income.
  Net current debt – defined on page 11.
  Net debt to total capitalization – defined on page 11.
  Operating income (loss) –equals net income (loss) before income taxes, interest expense and other gains and losses. This measure is provided to assist investors in analyzing NOVA Chemicals' income from operations.
  Total capitalization – defined on page 11.

These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Forward-Looking Information

This news release contains forward-looking information with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such forward-looking information. Forward-looking information for the time periods beyond 2008 involve longer-term assumptions and estimates than forward-looking information for 2008 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information. Specific forward-looking information contained in this news release includes, among others, statements regarding: NOVA Chemicals’ expectation that based on its record breaking feedstock advantages, modernized and energy efficient plants, and unique new product portfolio, it will have an ongoing step-up of performance in the high oil price environment that NOVA Chemicals foresees for many years to come; NOVA Chemicals’ expectations and beliefs with respect to its expanded joint venture with INEOS, including the initial target of $80 million per year of additional cost reductions and EBITDA improvement; and NOVA Chemicals’ estimate that its capital program will be approximately $220 million in 2008. With respect to forward-looking information contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals’ ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals’ Performance Products; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals’ business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals’ executive officers; uncertainties associated with the North American, South American, European, and Asian economies, terrorist attacks, severe weather events, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals.

Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.

NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Summary Quarterly Financial Information

(millions of U.S. Dollars, except per share amounts)

	Three Months Ended
	2007				2006
	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30 (restated – see Note 1)	June 30 (restated – see Note 1)	Mar. 31 (restated – see Note 1)

Revenue	$ 1,795	$ 1,755	$ 1,676	1,506	1,635	1,712	1,619	1,553
Operating income (loss)	$ 114	$ 188	$ 150	101	(837)	13	107	37
Net income (loss)	$ 126	$ 97	$ 80	44	$ (781)	(24)	106	(4)
Earnings (loss) per share
- basic	$ 1.52	$ 1.17	$ 0.97	0.53	(9.46)	(0.29)	1.28	(0.05)
- diluted	$ 1.51	$ 1.16	$ 0.96	0.53	(9.46)	(0.29)	1.27	(0.05)
Weighted-average common shares outstanding (millions)
- basic	83.0	83.0	82.9	82.7	82.6	82.6	82.5	82.5
- diluted	83.4	83.8	83.7	83.5	82.6	82.6	83.2	82.5

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net Income (Loss)

(unaudited, millions of U.S. dollars, except per share amounts)

	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006

Revenue	$1,795	$1,755	$1,635	$6,732	$6,519

Feedstock and operating costs	1,465	1,461	1,482	5,598	5,663
Research and development	13	13	13	50	51
Selling, general and administrative	58	30	42	199	201
Restructuring charges (Note 3)	76	-	860	86	985
Depreciation and amortization	69	63	75	246	299
	1,681	1,567	2,472	6,179	7,199
Operating income (loss)	114	188	(837)	553	(680)

Interest expense (net) (Note 4)	(45)	(47)	(43)	(175)	(168)
Other gains (net) (Note 5)	19	1	-	20	1
	(26)	(46)	(43)	(155)	(167)
Income (loss) before income taxes	88	142	(880)	398	(847)
Income tax expense (recovery) (Note 6)	(38)	45	(99)	51	(144)
Net income (loss)	$126	$97	$(781)	$347	$(703)

Earnings (loss) per share (Note 7)
- basic	$1.52	$1.17	$(9.46)	$4.19	$(8.52)
- diluted	$1.51	$1.16	$(9.46)	$4.16	$(8.52)

Notes to the Consolidated Financial Statements appear on pages 22 to 32.

Consolidated Statements of Comprehensive Income (Loss)

(unaudited, millions of U.S. dollars)

	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006

Net income (loss)	$126	$97	$(781)	$347	$(703)
Other comprehensive income (loss):
Unrealized loss on available for sale securities, net of tax	-	(1)	-	(1)	-
Unrealized gain (loss) on translation of self-sustaining foreign operations	25	91	(36)	235	54
Comprehensive income (loss)	$151	$187	$(817)	$581	$(649)

Consolidated Balance Sheets

(unaudited, millions of U.S. dollars)

	Dec. 31, 2007	Dec. 31, 2006
Assets		(restated – see Note 1)
Current assets
Cash and cash equivalents	$118	$53
Restricted cash and other assets	4	7
Accounts receivable	608	496
Inventories	882	669
	1,612	1,225

Investments and other assets	177	133
Property, plant and equipment, net	3,047	2,719

	$4,836	$4,077

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$3	$1
Accounts payable and accrued liabilities	1,163	983
Long-term debt due within one year	254	197
	1,420	1,181
Long-term debt	1,540	1,582
Future income taxes	510	435
Deferred credits and long-term liabilities	265	333
	3,735	3,531

Shareholders’ equity
Common shares	505	497
Contributed surplus	27	25
Accumulated other comprehensive income	612	378
Deficit	(43)	(354)
	1,101	546

	$4,836	$4,077

Notes to the Consolidated Financial Statements appear on pages 22 to 32.

Consolidated Statements of Cash Flows

(unaudited, millions of U.S. dollars)

	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Operating activities		(restated – see Note 1)	(restated – see Note 1)		(restated – see Note 1)
Net income (loss)	$126	$97	$(781)	$347	$(703)
Depreciation and amortization	69	63	75	246	299
Future income tax expense (recovery)	(101)	34	(85)	(58)	(219)
Unrealized (gain) loss on derivatives	13	(9)	(9)	(21)	20
Other gains	(19)	(1)	-	(20)	(1)
Stock option expense	-	2	-	2	8
Non-cash restructuring charges	61	-	860	61	907
Changes in non-cash working capital	101	(167)	33	(113)	2
Changes in operating non-current assets and liabilities	(45)	(34)	7	(115)	37
Cash flow (used in) from operating activities	205	(15)	100	329	350

Investing activities
Proceeds on asset sales and other capital transactions	4	1	1	6	3
Property, plant and equipment additions	(60)	(35)	(46)	(156)	(198)
Acquisition of production rights (Note 3)	(30)	-	-	(30)	-
Turnaround costs, long-term investments and other assets	(3)	(9)	(10)	(42)	(48)
Cash flow used in investing activities	(89)	(43)	(55)	(222)	(243)

Financing activities
Increase in current bank loans	2	-	-	2	-
Long-term debt additions	1	-	1	1	5
Long-term debt repayments	-	(1)	(4)	(12)	(308)
Long-term debt – (decrease) increase in revolving debt	(111)	76	(95)	(4)	108
Affiliate long-term notes	-	-	3	-	3
Options retired for cash	(3)	(1)	(1)	(6)	(2)
Common shares issued	-	4	1	8	3
Common share dividends	(8)	(8)	(7)	(31)	(29)
Cash flow (used in) from financing activities	(119)	70	(102)	(42)	(220)

Increase (decrease) in cash and cash equivalents	(3)	12	(57)	65	(113)
Cash and cash equivalents, beginning of period	121	109	110	53	166

Cash and cash equivalents, end of period	$118	$121	$53	$118	$53

Cash tax payments	$7	$16	$12	$62	$53

Cash interest payments	$42	$48	$40	$172	$168

Notes to the Consolidated Financial Statements appear on pages 22 to 32.

Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, millions of U.S. dollars, except number of shares)

	Common Shares		Contrib- uted	Accumu- lated Other Compre- hensive	Reinvested Earnings
	Shares	Amount	Surplus	Income	(Deficit)	Total

Balance at Dec. 31, 2005	82,364,899	$ 494	$ 16	$ 324	$ 381	$ 1,215

Net loss	-	-	-	-	(4)	(4)
Other comprehensive income
Unrealized gain on translation of self-sustaining foreign operations	-	-	-	7	-	7
Comprehensive income						3
Issued for cash on exercise of stock options	176,045	2	-	-	-	2
Stock option compensation cost	-	-	7	-	-	7
Common share dividends	-	-	-	-	(7)	(7)
Stock options retired for cash	-	-	-	-	(1)	(1)

Balance at Mar. 31, 2006	82,540,944	$ 496	$ 23	$ 331	$ 369	$ 1,219

Net income	-	-	-	-	106	106
Other comprehensive income
Unrealized gain on translation of self-sustaining foreign operations	-	-	-	66	-	66
Comprehensive income						172
Issued for cash on exercise of stock options	8,750	1	-	-	-	1
Stock option compensation cost	-	-	1	-	-	1
Common share dividends	-	-	-	-	(8)	(8)

Balance at June 30, 2006	82,549,694	$ 497	$ 24	$ 397	$ 467	$ 1,385

Net loss	-	-	-	-	(24)	(24)
Other comprehensive income
Unrealized gain on translation of self-sustaining foreign operations	-	-	-	17	-	17
Comprehensive loss						(7)
Issued for cash on exercise of stock options	3,662	-	-	-	-	-
Common share dividends	-	-	-	-	(7)	(7)
Stock options retired for cash	-	-	-	-	(1)	(1)

Balance at Sep. 30, 2006	82,553,356	$ 497	$ 24	$ 414	$ 435	$ 1,370

Net loss	-	-	-	-	(781)	(781)
Other comprehensive loss
Unrealized loss on translation of self-sustaining foreign operations	-	-	-	(36)	-	(36)
Comprehensive loss						(817)
Issued for cash on exercise of stock options	7,916	-	-	-	-	-
Stock option compensation cost	-	-	1	-	-	1
Common share dividends	-	-	-	-	(7)	(7)
Stock options retired for cash	-	-	-	-	(1)	(1)

Balance at Dec. 31, 2006	82,561,272	$ 497	$ 25	$ 378	$ (354)	$ 546

Notes to the Consolidated Financial Statements appear on pages 22 to 32.

	Common Shares		Contrib- uted	Accumu- lated Other Compre- hensive	Reinvested Earnings
	Shares	Amount	Surplus	Income(1)	(Deficit)	Total

Balance at Dec. 31, 2006	82,561,272	$ 497	$ 25	$ 378	$ (354)	$ 546

Net income	-	-	-	-	44	44
Other comprehensive income
Unrealized gain on translation of self-sustaining foreign operations	-	-	-	26	-	26
Comprehensive income						70
Issued for cash on exercise of stock options	187,620	3	-	-	-	3
Stock option compensation cost	-	-	2	-	-	2
Common share dividends	-	-	-	-	(7)	(7)

Balance at Mar. 31, 2007	82,748,892	$ 500	$ 27	$ 404	$ (317)	$ 614

Net income	-	-	-	-	80	80
Other comprehensive income
Unrealized gain on translation of self-sustaining foreign operations	-	-	-	93	-	93
Comprehensive income						173
Issued for cash on exercise of stock options	112,781	1	-	-	-	1
Stock option compensation cost	-	-	(1)	-	-	(1)
Common share dividends	-	-	-	-	(8)	(8)
Stock options retired for cash	-	-	-	-	(1)	(1)

Balance at June 30, 2007	82,861,673	$ 501	$ 26	$ 497	$ (246)	$ 778

Net income	-	-	-	-	97	97
Other comprehensive income (loss)
Unrealized loss on available for sale securities	-	-	-	(1)	-	(1)
Unrealized gain on translation of self-sustaining foreign operations	-	-	-	91	-	91
Comprehensive income						187
Issued for cash on exercise of stock options	189,316	4	-	-	-	4
Common share dividends	-	-	-	-	(8)	(8)

Balance at Sep. 30, 2007	83,050,989	$ 505	$ 26	$ 587	$ (157)	$ 961

Net income	-	-	-	-	126	126
Other comprehensive income
Unrealized gain on translation of self-sustaining foreign operations	-	-	-	25	-	25
Comprehensive income						151
Issued for cash on exercise of stock options	3,539	-	-	-	-	-
Stock option compensation cost	-	-	1	-	-	1
Stock options retired for cash	-	-	-	-	(4)	(4)
Common share dividends	-	-	-	-	(8)	(8)

Balance at Dec. 31, 2007	83,054,528	$ 505	$ 27	$ 612	$ (43)	$ 1,101

(1) The accumulated other comprehensive income as of Dec. 31, 2007 and Sep. 30, 2007 includes $1 million and $1 million, respectively, of unrealized loss on available for sale securities. The remaining balance as of Dec. 31, 2007 and Sep. 30, 2007 and the balance for all prior periods is comprised solely of foreign currency translation adjustments.

Notes to the Consolidated Financial Statements appear on pages 22 to 32.

Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals’ annual Consolidated Financial Statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2006.

1. Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2006, on pages 80 to 84 of the 2006 Annual Report, except as follows.

On Jan. 1, 2007, NOVA Chemicals adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506, Accounting Changes. CICA Section 1506 provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements. This new standard applies to fiscal years beginning on or after Jan. 1, 2007.

On Jan. 1, 2007, NOVA Chemicals adopted CICA Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3251, Equity. These new standards apply to fiscal years beginning on or after Oct. 1, 2006. In addition, NOVA Chemicals has adopted the related disclosure and presentation changes as contained in the existing CICA Section 3861, Financial Instruments – Disclosure and Presentation.

CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under CICA Section 3855, all financial assets must be classified as either held-for-trading, available for sale, held to maturity investments or loans and receivables. All financial liabilities must be classified as held-for-trading or other financial liabilities. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held to maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value depend on the instrument’s initial classification. Held-for-trading financial instruments are measured at fair value and all gains and losses are included in net income (loss) in the period in which they arise. Available for sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the balance sheet. Investments classified as available for sale are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Realized gains and losses on the disposal of available for sale securities, are recognized in other gains and losses. Also, transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income (loss).

CICA Section 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals’ expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in the fair value of recognized derivatives are included in net income (loss) in the period in which they arise, unless specific hedge accounting criteria are met, as defined in CICA Section 3865. As a result, NOVA Chemicals has reflected an unrealized loss of $13 million ($0.16 loss per share diluted and an unrealized gain of $9 million ($0.11 gain per share diluted) for the periods ended Dec. 31, 2007 and Sep. 30, 2007, respectively, which is included in feedstock and operating costs on the Consolidated Statements of Income. The same accounting treatment applied to these non-financial derivative contracts prior to the adoption of CICA Section 3855. Fair values for NOVA Chemicals’ recognized commodity-based derivatives are based on the forward prices of the associated market index. No non-financial derivatives have been recognized as a result of the application of this standard, as all of NOVA Chemicals’ non-financial derivative contracts have been designated and documented as meeting NOVA Chemicals’ expected purchase, sale or usage requirements.

As a result of the adoption of CICA Section 3855, NOVA Chemicals has classified, at Dec. 31, 2007 and Jan. 1, 2007, its financial instruments as follows: cash and cash equivalents, derivative instruments (included in Accounts receivables, Investments and other assets, Accounts payable and accrued liabilities and Deferred credits and long-term liabilities on the Consolidated Balance Sheets) as held-for-trading; trade accounts receivable, advances receivable from affiliates and other receivables (included in Accounts receivable on the Consolidated Balance Sheets) and Restricted cash and other assets as loans and receivables; investments in non-affiliated entities (included in Investments and other assets on the Consolidated Balance Sheets) as available for sale; and trade accounts payable, other accounts payable, certain accrued liabilities (included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets); bank loans (line of credit); long-term liabilities (included in Deferred credits and long-term liabilities on the Consolidated Balance Sheets); and long-term debt as other financial liabilities.

Under CICA Section 3855, long-term debt is required to be initially measured at fair value and subsequently measured at amortized cost. As a result, certain deferred debt discount and issuance costs that were previously reported in Restricted cash and other assets and Investments and other assets on the Consolidated Balance Sheets have been reclassified, on a prospective basis, and are now reported as a reduction of the respective debt obligations. In total, $17 million was reclassified as of Jan. 1, 2007.

As noted above, certain investments in non-affiliated entities classified as available for sale are now measured at fair market value. Previously, these investments were measured at cost. On Jan. 1, 2007, the impact of this change was not material to the Consolidated Financial Statements. During the three-month period ending Dec. 31, 2007, there was no change in fair value of these investments. During the three-month period ending Sep. 30, 2007, the change in fair value of these investments resulted in a loss of $1 million, net of tax, and was recorded in Other comprehensive income in the Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss). NOVA Chemicals’ investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. As of Dec. 31, 2007 and Jan. 1, 2007, these investments totaled $11 million and $13 million, respectively.

The recommendations of CICA Section 3865, Hedges, replaces and expands the guidance in CICA Accounting Guideline 13 (AcG-13), Hedging Relationships and the hedging guidance in CICA Section 1650, Foreign Currency Translation. CICA Section 3865 establishes standards for when and how hedge accounting may be applied as well as related disclosure requirements. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item. NOVA Chemicals evaluated the impact of CICA Section 3865 on its Consolidated Financial Statements, at Jan. 1, 2007, and determined that a gain on settlement of a derivative instrument that was previously designated as a hedge and deferred on the Consolidated Balance Sheets should now be reported as an adjustment of the previously hedged long-term debt instrument. As such, the deferred gain of $4 million was reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of NOVA Chemicals’ crude inventory against adverse changes in the market price. At inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair value of the hedged items. Current open commodity-based derivatives used to hedge NOVA Chemicals’ crude inventory value mature in January 2008. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income or loss in the same accounting period. The net gain (loss) recognized in consolidated net income during 2007 representing the amount of the hedges ineffectiveness was $nil and is included in Feedstock and operating costs.

CICA Section 1530, Comprehensive Income, establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders’ Equity and Consolidated Statements of Comprehensive Income (Loss) have been presented. Comprehensive income (loss) is composed of NOVA Chemicals’ net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available for sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Changes in Shareholders’ Equity. As a result of the adoption of CICA Section 1530, the cumulative translation adjustment, formerly presented as a separate line item as part of Shareholders’ equity in the Consolidated Balance Sheets, of $378 million as of Dec. 31, 2006 was reclassified to Accumulated other comprehensive income.

CICA Section 3251, Equity, establishes standards for the presentation of equity and changes in equity during the reporting periods. The requirements under this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders’ Equity.

On Oct. 1, 2007 NOVA Chemicals adopted the Emerging Issues Committee (EIC) 166, Accounting Policy for Transaction Costs. This standard requires an entity to disclose the accounting policy for transaction costs for all financial assets/liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset/liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after Sep. 30, 2007. NOVA Chemicals’ accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy did not change as a result of adopting EIC 166.

In the first quarter of 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program, undertaken by the European joint venture. Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser as opposed to financing.

Certain comparative figures have been restated to conform with adoption of new standards and to conform with the current periods’ presentation. In particular, Canadian GAAP implemented EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, which resulted in the acceleration of the recognition of compensation cost for stock-based awards based on employees’ retirement eligibility at the date of the grant. This standard became effective for NOVA Chemicals in the fourth quarter of 2006 and was applied retroactively, with restatement of prior periods, as required by EIC 162. In addition, NOVA Chemicals reclassified the current portion of stock-based compensation and pension assets from Deferred credits and long-term liabilities to Accounts payable and accrued liabilities and Investments and other assets, respectively. NOVA Chemicals also reclassified $65 million from Restricted cash and other assets to Long-term debt due within one year related to the Series A Preferred Shares.

2. Pensions and Other Post-Retirement Benefits

Components of Net Periodic Benefit Cost for Defined Benefit Plans
	Three Months Ended
	Dec. 31, 2007		Sep. 30, 2007		Dec. 31, 2006
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits

Current service cost	$8	$-	$2	$1	$6	$(2)
Interest cost on projected benefit obligations	14	2	11	1	16	2
Actual loss (gain) on plan assets	41	-	-	-	(60)	-
Actuarial loss (gain) on accrued obligation	3	(1)	-	-	28	-
Costs (benefits) arising in the period	66	1	13	2	(10)	-
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
(Return) loss on plan assets	(58)	-	-	-	42	-
Transitional assets (liabilities)	(3)	-	(1)	1	(3)	1
Actuarial loss (gain)	-	1	2	-	(24)	1
Past service and plan amendments	-	(1)	(13)	-	-	(1)
Net defined benefit cost recognized	5	1	1	3	5	$1
Curtailment / special termination (benefit) charge	-	-	(4)	-	4	1
Settlement charge	-	-	-	-	3	-
Total defined benefit cost (income) recognized	$5	$1	$(3)	$3	$12	$2
	Year Ended
	Dec. 31, 2007		Dec. 31, 2006
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits

Current service cost	$25	$2	$27	$2
Interest cost on projected benefit obligations	46	5	43	5
Actual loss (gain) on plan assets	2	-	(87)	-
Actuarial loss on accrued obligation	5	-	28	-
Costs arising in the period	78	7	11	7
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
(Return) loss on plan assets	(58)	-	42	-
Transitional assets (liabilities)	(6)	1	(6)	1
Actuarial loss (gain)	4	1	(18)	1
Past service and plan amendments	-	(1)	-	(1)
Net defined benefit cost recognized	18	8	29	8
Curtailment / special termination (benefit) charge	(4)	-	9	5
Settlement charge	-	-	3	-
Total defined benefit cost recognized	$14	$8	$41	$13

The expected long-term rate of a return on plan assets is 7.5% compared to 7.4% in the prior year.

On Sep. 28, 2007, NOVA Chemicals amended certain defined benefit pension plans. The amendments provided for benefits to be frozen as of January 1, 2008, and provide transition relief to plan participants meeting certain age and service requirements. At the same time NOVA Chemicals also enhanced benefits under one of its defined contribution plans.

The restructuring that occurred in 2007 triggered a curtailment benefit of $4 million in the third quarter of 2007. A curtailment charge (benefit) results from either the termination of employment earlier than previously assumed or the significant reduction in future benefit accruals. In the fourth quarter of 2006, the North American restructuring triggered curtailment and special termination charges of $9 million for the pension plans and $5 million for the post-retirement plans, as well as a settlement charge of $3 million for the pension plans. A special termination charge results from enhancements provided under the voluntary programs (e.g., additional years of age, service). A settlement charge results when total lump sum benefits paid during a given year exceed a certain threshold.

Employer Contributions

NOVA Chemicals contributed $9 million, $22 million and $15 million during the quarters ended Dec. 31, 2007, Sep. 30, 2007 and Dec. 31, 2006, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $2 million for each of the quarters ended Dec. 31, 2007, Sep. 30, 2007 and Dec. 31, 2006 to its defined contribution plans. NOVA Chemicals contributed $52 million and $65 million during 2007 and 2006, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $8 million during each of the years 2007 and 2006 to its defined contribution plans.

3. Restructuring Charges

2007

In the fourth quarter of 2007, NOVA Chemicals recorded $76 million before-tax ($46 million after-tax) of restructuring charges as follows:

  INEOS NOVA announced its plans to shut down the Montréal, Quebec, polystyrene facility in December 2007. NOVA Chemicals recorded a $3 million charge related to its share of closure and severance costs incurred by the INEOS NOVA Joint Venture associated with this closure. No further costs are expected and the facility had no book value remaining when shut down.
  INEOS NOVA announced the permanent shutdown of the Belpre, Ohio, polystyrene facility resulting in a $32 million non-cash asset write-down for NOVA Chemicals. In addition to the plant write-down, a $3 million charge related to NOVA Chemicals’ share of the severance costs incurred by the INEOS NOVA joint venture associated with these closures was recorded.
  INEOS NOVA acquired the exclusive production rights from Sterling Chemical’s Texas City, Texas, styrene plant and in December nominated zero production volumes from that facility. Sterling Chemicals subsequently announced plans to permanently shut down the facility. As a result, NOVA Chemicals recorded a charge of $29 million, the Company’s 50% share of the charge.
  INEOS NOVA also had severance costs related to North American employees resulting in a $3 million charge for NOVA Chemicals’ share of these costs. However, NOVA Chemicals will not be responsible for any cash payments made by INEOS NOVA.
  NOVA Chemicals recorded restructuring charges of $6 million related to restructuring actions undertaken to reduce costs.

2006

During the fourth quarter of 2006, NOVA Chemicals performed a review of the carrying value of its assets to determine if expectations for future cost recovery continue to support these carrying values. In the case of the STYRENIX assets, it was determined that the carrying value was in excess of the expected future cash flows from the assets. Accordingly, the assets were written down to their estimated realizable value. This resulted in a write-down of $860 million ($772 million after-tax). As a consequence, depreciation charges in 2007 were lower by approximately $80 million. The future income tax benefit related to this write-down was not completely recognized due to uncertainty around the ultimate realization of the benefits. Accordingly, $220 million of potential future income tax benefits were not recorded. This amount is included in the valuation reserve which can be taken into income in the future to offset any tax expense otherwise recordable in the relevant subsidiaries. At such time as these subsidiaries establish a record of ongoing profitability the entire remaining reserve could be brought into income.

In the third quarter of 2006, NOVA Chemicals accrued $53 million before-tax ($33 million after-tax) for severance, pension and other employee related costs related to the restructuring of its North American operations to better align resources and reduce costs. To date, $33 million has been paid to employees. In addition, NOVA Chemicals incurred a charge of $57 million before-tax ($46 million after-tax) primarily related to the write-down of the Carrington, UK, solid polystyrene facility following the announcement to permanently close that site. The charge included $8 million related to total expected severance and other departure costs, all of which have been paid to date.

In the first quarter of 2006, NOVA Chemicals included in the restructuring charges severance costs of $15 million ($10 million after-tax) related to the Chesapeake, VA, closure. To date, $9 million of the severance costs has been paid to employees.

4. Interest Expense

Components of interest expense	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Interest on long-term debt	$37	$36	$36	$142	$146
Interest on securitizations and other	10	13	9	42	30
Gross interest expense	47	49	45	184	176
Interest capitalized during plant construction	-	-	(1)	(1)	(3)
Interest income	(2)	(2)	(1)	(8)	(5)
Interest expense (net)	$45	$47	$43	$175	$168

5. Other Gains and Losses

In the fourth quarter of 2007, NOVA Chemicals recorded a $19 million before-tax ($13 million after-tax) gain related to the sale of the Chesapeake, Virginia facility, and sale of other land.

6. Income Taxes

	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Income (loss) before income taxes	$88	$142	$(880)	$398	$(847)
Statutory income tax rate	32.12%	32.12%	32.49%	32.12%	32.49%
Computed income tax expense (recovery)	$28	$46	$(286)	$128	$(275)
(Decrease) increase in taxes resulting from:
Tax benefit of rate reductions (1)	(53)	(6)	-	(65)	(60)
Foreign tax rates	4	(5)	(30)	(9)	(37)
Tax benefits not recognized(2)	-	10	220	14	226
Reduction in tax reserve(3)	(13)	-	-	(13)	-
Other	(4)	-	(3)	(4)	2
Income tax expense (recovery)	$(38)	$45	$(99)	$51	$(144)

(1) In the fourth quarter of 2007, the Canadian federal government reduced the general income tax rate from 18.5% to 15% effective January 1, 2012. As a result, future tax liabilities were reduced by $53 million. In the second quarter of 2007, the Canadian federal government reduced the general income tax rate from 19% to 18.5% effective January 1, 2011. As a result, future tax liabilities were reduced by $12 million. In the second quarter of 2006, future tax liabilities were reduced by $60 million as a result of the enactment of Canadian federal and Alberta provincial income tax rate reductions. The benefits that result from these periodic revisions are recorded as reductions in income tax expense in the applicable quarters.
(2) The tax benefits of certain costs have not been recorded due to uncertainty that tax benefits will be realized prior to the expiration of the loss carryforwards in the U.S.
(3) Due to the settlement of a tax dispute, a previously recorded tax reserve was no longer required and brought into income.

7. Earnings (Loss) Per Share

(shares in millions)	Three Months Ended
	Dec. 31 2007		Sep. 30 2007		Dec. 31 2006
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income (loss) available to common shareholders	$126	$126	$97	$97	$(781)	$(781)
Weighted average common shares outstanding	83.0	83.0	83.0	83.0	82.6	82.6
Add back effect of dilutive securities: Stock Options	-	0.4	-	0.8	-	-
Weighted-average common shares for EPS calculations	83.0	83.4	83.0	83.8	82.6	82.6
Earnings (loss) per share	$1.52	$1.51	$1.17	$1.16	$(9.46)	$(9.46)

No stock options were excluded from the computation of diluted earnings (loss) per share for the quarters ended Sep. 30, 2007 and Dec. 31, 2006. 3.4 million stock options were excluded from the computation of diluted earnings (loss) per share for the quarter ended Sep. 30, 2006 because they were anti-dilutive. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. As of Sep. 30, 2007, the fully diluted share count was 83.8 million.
(shares in millions)	Year Ended
	Dec. 31 2007		Dec. 31 2006
	Basic	Diluted	Basic	Diluted

Net income (loss) available to common shareholders	$347	$347	$(703)	$(703)
Weighted average common shares outstanding	82.9	82.9	82.5	82.5
Add back effect of dilutive securities: Stock Options	-	.6	-	-
Weighted-average common shares for EPS calculations	82.9	83.5	82.5	82.5
Earnings (loss) per share	$4.19	$4.16	$(8.52)	$(8.52)

8. Segmented Information

Refer to pages 104 and 105 of the Consolidated Financial Statements for the year ended Dec. 31, 2006 for the description of each segment and accounting policies for segment reporting. Beginning in the first quarter of 2007, NOVA Chemicals ceased the allocation of interest, taxes or corporate operating costs to the business segments. Prior period comparative amounts have been revised to reflect this change. Mark-to-market adjustments on NOVA Chemicals’ open feedstock derivative positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

NOVA Chemicals reviewed its reportable business segments as a result of an announcement on Oct. 1, 2007, regarding commencement of the expansion of its then existing European joint venture with INEOS to include the North American STYRENIX assets. Based on results of the quantitative and qualitative analyses performed, NOVA Chemicals reduced the number of reportable segments from seven to five. NOVA Chemicals has collapsed the former STYRENIX segments (styrene monomer, North American polystyrene and European joint venture) into one segment called INEOS NOVA joint venture to reflect the way in which the chief operating decision maker will receive information to allocate resources and assess performance prospectively. This change does not impact the operation of the business units or the previously reported financial position, results of operations or cash flows. Prior periods have been restated accordingly.

The following tables provide information for each segment.

	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Revenue
Joffre Olefins	$519	$448	$427	$1,803	$1,744
Corunna Olefins	581	595	515	2,075	1,997
Polyethylene	605	519	455	2,022	1,922
Performance Styrenics	107	107	95	412	385
INEOS NOVA Joint Venture	450	537	585	2,092	2,186
Eliminations	(467)	(451)	(442)	(1,672)	(1,715)
	$1,795	$1,755	$1,635	$6,732	$6,519

Adjusted EBITDA (1)
Joffre Olefins	$188	$172	$132	$588	$587
Corunna Olefins	52	57	4	209	93
Polyethylene	64	60	(8)	196	141
Performance Styrenics	-	4	(14)	(5)	(17)
INEOS NOVA Joint Venture	(6)	(22)	(13)	17	(43)
Corporate	(43)	(11)	(11)	(102)	(153)
Eliminations	4	(9)	8	(18)	(4)
	$259	$251	$98	$885	$604

Operating income (loss)
Joffre Olefins	$171	$157	$119	$531	$537
Corunna Olefins	34	41	(11)	144	36
Polyethylene	44	43	(24)	127	75
Performance Styrenics	(6)	(3)	(17)	(30)	(29)
INEOS NOVA Joint Venture	(11)	(28)	(39)	(4)	(149)
Corporate	(122)	(13)	(873)	(197)	(1,146)
Eliminations	4	(9)	8	(18)	(4)
Total operating income (loss)	$114	$188	$(837)	$553	$(680)
Interest expense (net)	(45)	(47)	(43)	(175)	(168)
Other gains and losses (net)	19	1	-	20	1
Income tax (expense) recovery	38	(45)	99	(51)	144
Net income (loss)	$126	$97	$(781)	$347	$(703)

Depreciation and amortization expense
Joffre Olefins	$17	$15	$13	$57	$50
Corunna Olefins	18	16	15	65	57
Polyethylene	20	17	16	69	66
Performance Styrenics	6	7	3	25	12
INEOS NOVA Joint Venture	5	6	26	21	106
Corporate	3	2	2	9	8
	$69	$63	$75	$246	$299

Capital expenditures
Joffre Olefins	$6	$3	$7	$21	$25
Corunna Olefins	29	7	6	63	45
Polyethylene	13	13	11	32	23
Performance Styrenics	-	6	13	10	81
INEOS NOVA Joint Venture	12	6	9	30	24
	$60	$35	$46	$156	$198

(1) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization (see Consolidated Statements of Net Income (Loss) on page 17 and Supplemental Measures on page 16).
	Dec. 31 2007	Dec. 31 2006
Assets
Joffre Olefins	$874	$728
Corunna Olefins	1,395	1,065
Polyethylene	1,170	917
Performance Styrenics	367	392
INEOS NOVA Joint Venture	683	726
Corporate (1)	378	267
Eliminations	(31)	(18)
	$4,836	$4,077
(1) Amounts include all cash and cash equivalents.

9. Reconciliation to United States Generally Accepted Accounting Principles

	Three Months Ended			Year Ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006

Net income (loss) in accordance with Canadian GAAP	$126	$97	$(781)	$347	$(703)
Add (deduct) adjustments for:
Start-up costs (1)	1	-	1	2	(3)
Derivative instruments and hedging activity (2)	-	-	-	(1)	(2)
Inventory costing (3)	9	1	(2)	8	(2)
Stock-based compensation (4)	-	1	-	3	(1)
Accounting for uncertainty in income taxes (5)	6			6
Restructuring (6)	-	-	11	-	11
Other	-	-	-	-	1
Net income (loss) in accordance with U.S. GAAP	142	$99	$(771)	$365	$(699)
Earnings (loss) per share – basic	$1.71	$1.19	$(9.34)	$4.40	$(8.47)
Earnings (loss) per share – diluted	$1.70	$1.18	$(9.34)	$4.37	$(8.47)

Comprehensive income (loss) in accordance with Canadian GAAP	$151	$187	$(817)	$581	$(649)
Add (deduct) adjustments to Canadian GAAP net income (loss) for:
Start-up costs (1)	1	-	1	2	(3)
Derivative instruments and hedging activity (2)	-	-	-	(1)	(2)
Inventory costing (3)	9	1	(2)	8	(2)
Stock-based compensation (4)	-	1	-	3	(1)
Accounting for uncertainty in income taxes (5)	6	-	-	6	-
Restructuring (6)	-	-	11	-	11
Other	-	-	-	-	1
Pension liability adjustments (net of tax of $30, $(9), $(4), $21 and $(4), respectively) (7)	(61)	16	8	(45)	8
Comprehensive income (loss) in accordance with U.S. GAAP	$106	$205	$(799)	$554	$(637)
	Dec. 31 2007	Dec. 31 2006
Accumulated other comprehensive income
Unrealized loss on available for sale securities	$(1)	$-
Unrealized gain on translation of self-sustaining foreign operations	613	357
Pension liability adjustment (6)	(127)	(82)
	$485	$275

Balance sheet in accordance with U.S. GAAP (8)
Current assets (3)	$1,658	$1,272
Investments and other assets (1), (7)	150	102
Property, plant and equipment, net (1), (6)	3,047	2,719
Current liabilities (2), (5)	(1,420)	(1,178)
Long-term debt (2)	(1,539)	(1,584)
Deferred income taxes (1), (2), (3), (4), (5), (6), (7)	(409)	(397)
Deferred credits and long-term liabilities (2), (4), (5), (7)	(495)	(464)
Common shareholders’ equity (5),(7)	$992	$470
(1)	Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred.

(2)	Derivative Instruments and Hedging Activities. CICA Section 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA Section 3865 harmonizes Canadian GAAP with U.S. GAAP SFAS No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. See Note 1 for further details. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian GAAP and U.S. GAAP.

(3)	Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed production overhead to inventory.

(4)	Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked-to-market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The cumulative effect for the periods prior to Dec. 31, 2005, of $5 million after-tax, has been charged to reinvested earnings (deficit) at Jan. 1, 2006.

(5)	Income Taxes. Beginning Jan. 1, 2007, FIN 48, Accounting for Uncertainty in Income Taxes, became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FIN 48 on Jan. 1, 2007 at which time a FIN 48 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits, and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. During 2007, these differences have reversed and resulted in a $6 million decrease in tax expense for U.S. GAAP purposes. Also, it is NOVA Chemicals’ policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Dec. 31, 2007, NOVA Chemicals had approximately $4 million accrued for the payment of interest and penalties.

(6)	Restructuring. Due to differences in the cost basis, under U.S. GAAP, of certain assets for which an impairment charge has been recorded, the resulting charge is lower under U.S. GAAP.

(7)	Pension Liability Adjustment. In 2006, for U.S. GAAP reporting, SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS Nos. 87, 88, 106, and 132(R), was effective. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). Accordingly, at Dec. 31, 2006, NOVA Chemicals recognized an additional pension and post-retirement liability of $124 million, resulting in a charge of $82 million (net of tax) to accumulated other comprehensive income. In 2006 (prior to the adoption of SFAS No. 158), SFAS No. 87, Employer’s Accounting for Pensions, was followed with respect to pension accounting, which required an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeded the accrued pension liability or if there was a prepaid pension asset with respect to the plan. If an AML was recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, was also recognized. The excess of the AML, over the intangible asset, if any, was charged to other comprehensive income (loss), net of income tax effects. During the three months ended Dec. 31, 2007, NOVA Chemicals increased its SFAS No. 158 pension and post-retirement liability by $91 million, resulting in a charge of $61 million (net of tax) to other comprehensive income.

(8)	Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the Proportionate Consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals’ net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

10. New Accounting Pronouncements

Canadian GAAP

CICA Section 3862, Financial Instruments – Disclosure and CICA Section 3863, Financial Instruments – Presentation replace CICA Section 3861, Financial Instruments – Disclosure and Presentation. These new standards revise and enhance the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of risks arising from financial instruments, and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals has chosen to early adopt these new standards and will incorporate these standards in the 2007 Annual Report.

CICA 1535, Capital Disclosures, applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007, specifies disclosures of (1) information about the entity’s objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements (for example bank covenants) and if it has not complied, the consequences of such non-compliance. NOVA Chemicals is currently evaluating the effects of adopting this standard.

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. NOVA Chemicals does not expect the adoption of these changes to have an impact on its financial statements.

CICA 3031, Inventories, replaces CICA 3030, Inventories. The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 – Property, Plant and Equipment, was amended to reflect this change). CICA 3031, applies to interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. NOVA Chemicals will adopt this standard on Jan. 1, 2008. Full absorption inventory costing is estimated to result in a one-time credit on Jan. 1, 2008 to opening reinvested earnings and a corresponding increase in opening inventory of $46 million ($37 million after-tax) as a result of full absorption costing.

EIC 169, Determining Whether a Contract is Routinely Denominated in a Single Currency, provides guidance on how under CICA 3855 to define or apply the term “routinely denominated in commercial transactions around the world” when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after Mar. 15, 2008. NOVA Chemicals is evaluating the effects of adopting this standard.

CICA 3064, Goodwill and Intangible Assets, will replace CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. These changes are effective for fiscal years beginning on or after Oct. 1, 2008, with early adoption encouraged. NOVA Chemicals is evaluating the effects of adopting this standard.

U.S. GAAP

SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements which require or permit fair value measurements. The standard is effective for fiscal years beginning after Nov. 15, 2007. NOVA Chemical is evaluating the effects of adopting this standard.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to SFAS No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available for sale and held-for-trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after Nov. 15, 2007. The adoption of this standard is not expected to have a material impact on NOVA Chemicals’ consolidated financial statements.

SFAS No. 141(R), Business Combinations and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. Effective for fiscal years beginning after Dec. 15, 2008, these standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141(R) replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) by used for all business combinations and for an acquirer to be identified for each business combination. The new statement improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The new statement improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented. NOVA Chemicals does not expect the adoption of these changes to have an impact on its current financial statements; however, these changes may affect potential future business combinations.

CONTACT:
NOVA Chemicals Corporation
Investor Relations –
Chuck Magro, 412-490-5047
or
Media Relations –
Greg Wilkinson, 412-490-4166